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                HOUSTON INDUSTRIES INCORPORATED AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                      AND

                        HOUSTON LIGHTING & POWER COMPANY

                         NOTES TO FINANCIAL STATEMENTS


 (1)           GENERAL

               The interim financial statements and notes (Interim Financial Statements) contained in this Form 10-Q for the period ended March 31, 1996 (Form 10-Q) are unaudited and condensed. Certain notes and other information contained in the Combined Annual Report on Form 10-K (File Nos. 1-7629 and 1-3187) for the year ended December 31, 1995 (Form 10-K), of Houston Industries Incorporated (Company) and Houston Lighting & Power Company (HL&P) have been omitted in accordance with Rule 10-01 of Regulation S-X under the Securities Exchange Act of 1934. The information presented in the Interim Financial Statements should be read in combination with the information presented in the Form 10-K, including the financial statements and notes contained therein. For information regarding the Company's discontinued cable television operations, see Note 13 to the financial statements contained in the Form 10-K.

(2)            CERTAIN CONTINGENCIES

               The following notes to the financial statements of the Form 10-K (as updated by the notes contained in this Form 10-Q) are incorporated herein by reference: Note 1(b) (System of Accounts and Effects of Regulation), Note 2 (Jointly-Owned Nuclear Plant), Note 3 (Rate Matters), Note 4 (Investments in Foreign and Non-Regulated Entities) and Note 11 (Commitments and Contingencies).

(3)            JOINTLY-OWNED NUCLEAR PLANT

               HL&P is the project manager (and one of four co-owners) of the South Texas Project Electric Generating Station (South Texas Project), which consists of two 1,250 megawatt nuclear generating units. HL&P has a 30.8 percent interest in the project.

               On April 30, 1996, HL&P and the City of Austin (Austin), one of the four co-owners of the South Texas Project, agreed to settle a lawsuit in which Austin had alleged that outages occurring at the South Texas Project between early 1993 and early 1994 were due to HL&P's failure to perform certain obligations it owed Austin under a Participation Agreement relating to the project. For information regarding this settlement and a $13 million (after-tax) charge to first quarter earnings resulting from the settlement, see Note 7(a) to the Interim Financial Statements.

               For information concerning a similar lawsuit filed against HL&P by the City of San Antonio (San Antonio), another co-owner of the South Texas Project, and San Antonio's pending arbitration claims against HL&P with respect to the construction of the South Texas Project, see Note 2(b) to the financial statements contained in the Form 10-K. HL&P and San Antonio (acting through the City Public Service Board of San Antonio (CPS)) have agreed on the principles under which they would settle all claims with respect to the South Texas Project. For information regarding the proposed settlement and a $49 million (after-tax) charge to first quarter earnings relating thereto, see Note 7(a) to the Interim Financial Statements.




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         (4)   RATE CASE PROCEEDINGS

               For information concerning the settlement of HL&P's most recent rate case (Docket No. 12065) and the continuing impact of that settlement on HL&P's results of operations, see Note 3(a) to the financial statements contained in the Form 10-K. The two Public Utility Commission of Texas (Utility Commission) orders concerning HL&P that are still subject to appellate review are:
               Docket No. 8425 (HL&P's 1988 rate case) and Docket No. 6668 (an inquiry into the prudence of the planning and construction of the South Texas Project). For information regarding these appeals, see Note 3(b) to the financial statements contained in the Form 10-K.

(5)            CAPITAL STOCK

               Company. At March 31, 1996 and December 31, 1995, the Company had 400,000,000 authorized shares of common stock, of which 248,556,370 and 248,316,710 shares, respectively, were outstanding as of such dates. Outstanding shares exclude the unallocated shares of the Company's Employee Stock Ownership Plan, which as of March 31, 1996 and December 31, 1995 totaled 14,186,577 and 14,355,758, respectively. Earnings per common share for the Company are computed by dividing net income by the weighted average number of shares outstanding during the respective period.

               HL&P. All issued and outstanding shares of Class A voting common stock of HL&P are held by the Company, and all issued and outstanding shares of Class B non-voting common stock of HL&P are held by Houston Industries (Delaware) Incorporated (HI Delaware), a wholly owned subsidiary of the Company. Earnings per share data for HL&P are not computed because all of its common stock is held by the Company and HI Delaware.

               On March 31, 1996 and December 31, 1995, HL&P had 10,000,000
               authorized shares of preferred stock, of which 4,318,397 shares were outstanding.

(6)            LONG-TERM DEBT

               HL&P. In January 1996, HL&P repaid upon maturity $100 million principal amount of its Collateralized Medium-Term Notes Series B and $10 million principal amount of its Collateralized Medium-Term Notes Series A plus accrued interest on the two issues.

               In March 1996, HL&P deposited approximately $86 million in a trust and irrevocably directed the trustee to redeem on May 8, 1996 all issued and outstanding principal amounts of HL&P's
               7 1/4% first mortgage bonds due February 1, 2001 (at a redemption price of 100.42% plus accrued interest) and 6 3/4% first mortgage bonds due April 1, 1998 (at a redemption price of 100.15% plus accrued interest).

(7)            SUBSEQUENT EVENTS

               (a) South Texas Project Litigation. On April 30, 1996, Houston Lighting & Power Company entered into a settlement with Austin regarding City of Austin v. Houston Lighting & Power Company, Cause No. 94-07946, in the 11th Judicial District Court, Harris County, Texas. In that suit, filed by Austin in May 1994, Austin asserted that HL&P had mismanaged its responsibilities as Project Manager of the South Texas Project. Austin contended that, because of HL&P's mismanagement and negligence, the outage at the South Texas Project during 1993-94 had caused Austin damages of approximately $120 million.

                     Trial of Austin's suit began in March 1996, and the settlement was reached in April 1996. Under the settlement, HL&P agreed to pay Austin $20 million in cash to resolve all pending disputes between HL&P and Austin, and Austin agreed to





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                     support the formation of a new operating company to
                     assume HL&P's role as project manager for the South Texas Project. The Company and HL&P have recorded the $20 million ($13 million net of tax) payment to Austin on the Company's Statements of Consolidated Income and HL&P's Statements of Income as litigation settlements expense.

                     HL&P and CPS have agreed on the principles under which they would settle all claims with respect to the South Texas Project. Under the proposed settlement, HL&P and CPS would enter into definitive agreements providing, among other things, for (i) a cash payment by HL&P to CPS of $75 million ($25 million of which has already been paid), (ii) an agreement to support formation of a new operating company to replace HL&P as project manager of the South Texas Project and (iii) the execution of a 10-year joint operations agreement under which HL&P and CPS will share savings resulting from the joint dispatching of their respective generating assets in order to take advantage of each system's lower cost resources. Under the terms of the joint operations agreement, CPS will be guaranteed minimum annual savings of $10 million with a minimum cumulative savings of $150 million over the ten year term of the agreement. Based on current forecasts and other assumptions regarding the combined operation of the two generating systems, HL&P anticipates that the savings resulting from joint operations will equal or exceed the minimum savings guaranteed under the joint operations agreement.

                     Although no assurance can be given as to the ultimate resolution of negotiations, the proposed settlement will resolve all claims, litigation and matters in arbitration between the two parties with respect to the South Texas Project. The proposed settlement has been reviewed by San Antonio's city council but is still subject to approval by CPS. In anticipation of the settlement, the Company and HL&P have recorded a $49 million expense (net of tax) on the Company's Statement of Consolidated Income and HL&P's Statements of Income (reflected as litigation settlement expense). The unpaid portion of the cash payment contemplated by the settlement is shown in other deferred credits on the Company's Consolidated and HL&P's Balance Sheets.

               (b) HI Energy. In May 1996, a subsidiary of Houston Industries Energy, Inc. (HI Energy) purchased for approximately $55 million an additional 39 percent of the capital stock of Empresa Distribuidora la Plata (EDELAP), an electric utility company operating in La Plata, Argentina and surrounding regions. HI Energy also indirectly owns 16.6 percent of the capital stock of EDELAP, which shares were acquired in December 1992 for $37 million. For additional information regarding HI Energy's investments in foreign and non-regulated entities, see Note 4 to the financial statements contained in the Form 10-K. Beginning in the second quarter of 1996, EDELAP will be reflected in the Company's financial statements on a consolidated basis.

               (c) Redemption of HL&P Preferred Stock. In March 1996, HL&P provided notice to the holders of its $9.375 preferred stock that it would redeem 514,000 shares of such stock at a cost of approximately $53 million ($102.34375 per share including accrued dividends). On April 1, 1996, HL&P redeemed 257,000 of such shares pursuant to a sinking fund requirement and 257,000 shares pursuant to optional redemption provisions. HL&P will record the redemptions in the second quarter of 1996.

(8)            INTERIM PERIOD RESULTS: RECLASSIFICATIONS

               The results of interim periods are not necessarily indicative of results expected for the year due to the seasonal nature of HL&P's business. In the opinion of management, the interim information reflects all adjustments (consisting only of normal recurring adjustments) necessary for a full presentation of the results for the interim periods. Certain amounts from the previous year have been reclassified to conform to the 1996 presentation of financial statements. Such reclassifications do not affect earnings.




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